

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 15, 2016

Jeffrey Fry
Chief Executive Officer
ManeGain, Inc.
12400 West Highway 71, Suite 350-256
Austin, Texas 78738

> **Re: ManeGain, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed November 8, 2016**
> **File No. 024-10612**

Dear Mr. Fry:

Our preliminary review of your amended offering statement indicates that it fails in numerous material respects to comply with the requirements of the form. Specifically, it does not include interim financial statements for the six months ended June 30, 2016. We refer to Form 1-A instructions, Part F/S, paragraph (c)(1) which incorporates paragraph (b). We will not perform a detailed examination of the amended offering statement and we will not issue comments.

We will not be in a position to qualify the Form 1-A until you amend your offering statement to correct the deficiencies and address any comments we may have at that time.

You may contact Tom Jones at (202) 551-3602 or me at (202) 551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Erik Romberg, Esq.